Exhibit 99.1

CELLECTIS

A French limited liability company (société anonyme) with share capital of €1,758,930.70

Registered Office: 8, rue de la Croix Jarry - 75013 Paris

Paris trade and companies register No. 428 859 052

(the “Company”)

NOTICE OF

COMBINED SHAREHOLDERS’ MEETING

OF MAY 17, 2016

Shareholders are hereby informed that they are called to attend the combined shareholders’ meeting to be held on May 17, 2016 at 9:30am, at the Biopark auditorium located 11 rue Watt, 75013 Paris, France, in order to deliberate on the following agenda:

Agenda presented to the ordinary shareholders’ meeting

•	Reading of the board of directors’ management report and the presentation by the board of the annual financial statements for the financial year ended December 31, 2015,

•	Reading of the statutory auditors’ reports on the performance of their assignment during the aforementioned financial year and the agreements referred to in article L. 225-38 of the French commercial code,

•	Approval of the annual financial statements for the financial year ended December 31, 2015,

•	Reading of the statutory auditors’ reports on the consolidated financial statements for the financial year ended December 31, 2015,

•	Reading of the group’s management report and of the consolidated financial statements for the financial year ended December 31, 2015,

•	Approval of the consolidated financial statements for the financial year ended December 31, 2015,

•	Allocation of income for the financial year ended December 31, 2015,

•	Review of the agreements referred to in articles L. 225-38 and following of the French commercial code,

•	Reappointment of Mr. Mathieu Simon to the board of directors,

•	Authorization to be given to the board of directors to buy back Company shares.

Agenda presented to the extraordinary shareholders’ meeting

•	Authorization to be given to the board of directors for the purpose of reducing the share capital through the cancellation of shares in the context of the authorization to buy back its own shares,

•	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by issuing ordinary shares and/or any securities giving access immediately or in the future to the share capital and/or giving entitlement to the allotment of debt securities, with a waiver of the preferential subscription rights, in favor of a category of persons meeting specified characteristics,

•	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares or of any securities with a waiver of the preferential subscription rights, in favor of a category of persons ensuring the underwriting of the Company’s equity securities that may arise as part of a line of equity financing,

•	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital immediately or in future by issuing ordinary shares or any securities giving access immediately or in the future to the share capital or giving entitlement to the allotment of debt securities, while maintaining the preferential subscription rights,

•	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital immediately or in the future through the issuance of ordinary shares or of any securities giving access immediately or in the future to the share capital or giving entitlement to the allotment of debt securities, with a waiver of the preferential subscription rights and public offering,

•	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital through the issuance of ordinary shares and/or of any securities giving access immediately or in the future to the share capital or giving entitlement to the allotment of debt securities, with a waiver of the preferential subscription rights of the shareholders, through an offer to qualified investors or a limited circle of investors within the meaning of paragraph II of article L. 411-2 of the French monetary and financial code,

•	Delegation granted to the board of directors to increase the number of securities to be issued in case of share capital increase with or without preferential subscription rights,

•	Setting the overall limitations to the amount of issuances made under the Eighth resolution, the Ninth resolution, the Tenth resolution, the Eleventh resolution, the Twelfth resolution and the Thirteenth resolution above,

•	Delegation of authority to be granted to the board of directors for the purpose of increasing the share capital by incorporation of premiums, reserves, profits or others,

•	Authorization to be given to the board of directors to grant options to subscribe or purchase Company’s shares,

•	Authorization be given to the board of directors for the allocation of free shares existing and/or to be issued in the future,

•	Delegation of authority to be granted to the board of directors to issue and grant share warrants to (i) members and non-voting members (censeurs) of the Company’s board of directors in office on the date the warrants are granted who are not employees or senior executives of the Company or one of its subsidiaries or (ii) persons who have entered into a services or consultants contract with the Company or with one of its subsidiaries or (iii) members of any committee which the board or of directors has set up or could set up who are not employees or directors of the Company or of one of its subsidiaries,

•	Delegation of authority to be granted to the board of directors for the purpose of issuing warrants to subscribe to and/or acquire redeemable shares (BSAAR) or share subscription warrants - with a waiver of the preferential subscription rights in favor of the following category of beneficiaries: employees and corporate officers of the Company and its subsidiaries,

•	Authorization for the board of directors to freely allocate preferred shares of the Company to the employees and and/or the executive officers of the Company and its subsidiaries entailing the waiver by the shareholders of their preferential subscription rights,

•	Setting the overall limitations to the amount of issues made under the Sixteenth resolution, the Seventeenth resolution, the Eighteenth resolution, the Nineteenth resolution and the Twentieth resolution above,

•	Delegation to be granted to the board of directors for the purpose of an increase in the share capital whose subscription would be reserved to members of a company savings plan established pursuant to articles L. 3332-18 and following of the French labor code.